Exhibit 99.1

MESOBLAST ENTERS INTO US$75 MILLION NON-DILUTIVE CREDIT FACILITY

Funds to Advance Commercialization of Cell Therapy for Acute Graft Versus Host Disease and Other Late Stage Product Candidates

Melbourne, Australia, March 7, 2018; and New York, USA, March 6, 2018: Mesoblast Limited (ASX: MSB; Nasdaq: MESO) today announced that it has entered into a US$75 million non-dilutive, four-year credit facility with Hercules Capital, Inc. (NYSE:HGTC), a leading specialty finance company.

Proceeds will be primarily used towards funding the commercialization of MSC-100-IV (remestemcel-L) after this product candidate successfully met its Phase 3 trial’s primary endpoint of Day 28 overall response in children with steroid refractory acute Graft versus Host Disease (aGVHD).

The facility will also be used for the Company’s additional late stage product candidates: MPC-150-IM in patients with Class II/III advanced chronic heart failure, and in end-stage Class III/IV heart failure patients with left ventricular assist devices (LVADs), and MPC-06-ID in patients with chronic low back pain due to degenerative disc disease.

Mesoblast drew the first tranche of US$35 million on closing. An additional US$15 million may be drawn on or before Q4 CY2018, and a further US$25 million may be drawn on or before Q3 CY2019, in each case as certain milestones are met.  Interest on the facility will accrue at a rate of 9.45% per annum with the interest only period lasting up to 30 months upon the satisfaction of certain conditions.

Mesoblast Chief Executive Dr Silviu Itescu stated: “This facility demonstrates the confidence Hercules Capital has in our compelling investment proposition. This credit facility enables us to progress our commercial plans for MSC-100-IV as it moves towards filing for regulatory approval in the United States for acute graft versus host disease. A stronger balance sheet will allow Mesoblast to focus on further business opportunities involving all of its Tier 1 product candidates in order to maximize shareholder value.”

Chief Investment Officer of Hercules Capital, Inc. Scott Bluestein said: “Hercules is pleased to enter into this financing partnership with Mesoblast at this important stage as it continues to advance its lead cell therapies   targeting patients with significant unmet medical needs.  This investment in Mesoblast provides another example of our ability to finance life sciences companies through multiple stages of development and through various value inflection points.”

Cantor Fitzgerald & Co. acted as exclusive arranger and financial advisor to Mesoblast in this transaction.

About Mesoblast

Mesoblast Limited (ASX: MSB; Nasdaq: MESO) is a global leader in developing innovative cell-based medicines. The Company has leveraged its proprietary technology platform, which is based on specialized cells known as mesenchymal lineage adult stem cells, to establish a broad portfolio of late-stage product candidates.  Mesoblast’s allogeneic, ‘off-the-shelf’ cell product candidates target advanced stages of diseases with high, unmet medical needs including cardiovascular conditions, orthopedic disorders, immunologic and inflammatory disorders and oncologic/hematologic conditions. www.mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

About Hercules Capital

Hercules Capital, Inc. (NYSE: HTGC) (“Hercules”) is the leading and largest specialty finance company focused on providing senior secured venture growth loans to high-growth, innovative venture capital-backed companies in a broad variety of technology, life sciences and sustainable and renewable technology industries. Since inception (December 2003), Hercules has committed more than $7.3 billion to over 410 companies and is the lender of choice for entrepreneurs and venture capital firms seeking growth capital financing. Companies interested in learning more about financing opportunities should contact info@htgc.com, or call 650.289.3060.

Forward-Looking Statements

This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward- looking statements include, but are not limited to, statements about: Mesoblast’s ability to meet the necessary conditions and milestones to draw down on the facility; the initiation, timing, progress and results of Mesoblast’s preclinical and clinical studies, and Mesoblast’s research and development programs; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; Mesoblast’s ability to advance its manufacturing capabilities; the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any; the commercialization of Mesoblast’s product candidates, if approved; regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies; the potential for Mesoblast’s product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to enter into and maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology; estimates of Mesoblast’s expenses, future revenues, capital requirements and its needs for additional financing; Mesoblast’s financial performance; developments relating to Mesoblast’s competitors and industry; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

For further information, please contact:

Julie Meldrum

Corporate Communications

Mesoblast

T: +61 3 9639 6036

E: julie.meldrum@mesoblast.com

Schond Greenway

Investor Relations

Mesoblast

T: +1 212 880 2060

E: schond.greenway@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176